HEMISPHERE MEDIA GROUP, INC.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, Florida 33146
August 18, 2020
Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn Jacobson, Senior Staff Accountant
Re:	Hemisphere Media Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 9, 2020 File No. 001-35886

Dear Ms. Jacobson:
Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), hereby submits the following responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 5, 2020 (the “Comment Letter”) relating to the Company’s Annual Report (“Annual Report”) on Form 10-K for the fiscal year ended December 31, 2019.
For your convenience, the comment from the Staff has been reproduced below, followed by the Company’s response.  The information below is based on information available at the date of this letter.  Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing.  Certain capitalized terms set forth in this letter are used as defined in the Annual Report.  References to “we,” “us” or “our”, as used herein, refers to the Company.
Notes to Consolidated Financial Statements

Note 7. Equity Investments, page F-26

1.
Considering that you hold variable interests in certain VIEs but are not their respective primary beneficiary, please disclose the methodology for your determination, including significant judgments and assumptions, as well as other required information pursuant to ASC 810-10-50-5A and advise us in detail.

Response to Comment 1
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has addressed the disclosure requirements of ASC 810-10-50-5A, as follows:
50-5A A reporting entity that is a primary beneficiary of a VIE or a reporting entity that holds a variable interest in a VIE but is not the entity’s primary beneficiary shall disclose all of the following:
a.  Its methodology for determining whether the reporting entity is the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. One way to meet this disclosure requirement would be to provide information about the types of involvements a reporting entity considers significant, supplemented with information about how the significant involvements were considered in determining whether the reporting entity is the primary beneficiary.
Company response: The Company has added the following disclosure to the Equity Method Investment footnote to the Company’s condensed consolidated financial statements included in its quarterly report on Form 10-Q for the three months ended June 30, 2020 and will include this additional disclosure in future filings, including its annual report on Form 10-K for the year ending December 31, 2020:
The Company holds equity investments in Pantaya, Canal 1 and Snap JV (in each case, as defined and discussed below), which are variable interest entities (“VIEs”), for which the Company is not the primary beneficiary.  The primary beneficiary is the party involved with the VIE that (i) has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (ii) has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.  The activities of each VIE that most significantly impact the VIE’s economic performance are controlled by the VIE’s board of directors and the Company’s representation on the board of directors of each VIE is commensurate with its voting equity interest.  As the Company does not hold a majority voting interest or disproportionate voting or other rights, it does not have the power to direct the activities that most significantly impact the economic performance of any of these VIEs.
b.  If facts and circumstances change such that the conclusion to consolidate a VIE has changed in the most recent financial statements (for example, the VIE was previously consolidated and is not currently consolidated), the primary factors that caused the change and the effect on the reporting entity’s financial statements.
Company response: There were no changes in facts and circumstances such that the conclusion to consolidate a VIE changed in the Company’s most recent financial statements.
c.  Whether the reporting entity has provided financial or other support (explicitly or implicitly) during the periods presented to the VIE that it was not previously contractually required to provide or whether the reporting entity intends to provide that support, including both of the following:

1.  The type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support
2.  The primary reasons for providing the support.
Company response: The Company discloses such information in the Equity Method Investment footnote, and as further discussed below.
d.  Qualitative and quantitative information about the reporting entity’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE, including how the VIE is financed. Paragraphs 810-10-25-49 through 25-54 provide guidance on how to determine whether a reporting entity has an implicit variable interest in a VIE.
Company response: The Company discloses such information in the Equity Method Investment footnote, and as further discussed below.
Additionally, the Company respectfully advises the Staff of the following with respect to its assessment of whether the Company is the primary beneficiary of each variable interest entity:
The Company determines if it is the primary beneficiary of the VIE by evaluating whether it holds a controlling financial interest in the VIE based on the criteria identified in ASC 810-10-25-38A and related paragraphs.  Specifically, the Company evaluates whether it has both (i) an obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE (the “losses / benefits criterion”) and (ii) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance based on an evaluation of the characteristics of its variable interests and other involvement with the VIE (the “power criterion”).  The identification of the activities that most significantly impact a VIE’s economic performance, as well as the party that control those activities, inherently requires judgement and assumptions.
Pantaya, LLC (“Pantaya”)
Pantaya is a Spanish-language over-the-top video subscription service featuring Spanish-language films and series.  The Company and its partner in Pantaya, Lions Gate Films, Inc. (“Lionsgate”) committed to fund up to $40 million in the aggregate over the first three years of Pantaya’s operations.  The funding requirements for the Company and Lionsgate are proportionate to the equity ownership and voting interests of each party in Pantaya, 25% and 75%, respectively.
The Company’s variable interest in Pantaya consists of its 25% equity interest, which creates an obligation to absorb losses and the right to receive benefits from the VIE that could potentially be significant to the VIE.  Therefore, the losses / benefits criterion is met for the Company’s variable interests in Pantaya.

The Company assessed the power criterion by first identifying the activities that most significantly impact the economic performance of Pantaya and then determined whether it has the power to direct those activities.  The most significant activities of Pantaya consist of:
●	Appointment of key management members
●	Approval of the business plan
●	Preparation and approval of the annual budget
●	Selection of programming content
●	Selection and approval of financing sources
●	Approval of distributions
Pantaya is structured such that day-to-day management is delegated to the management team and all key decisions are determined through voting by Pantaya’s board of directors.  The board is comprised of four (4) members (each with one vote), of which the Company holds one (1) board seat, all matters approved by the board of directors require a majority vote, except for certain items that require unanimous approval, such as activity outside the normal course of business in excess of $5 million, incurrence of debt with a related party in excess of $5 million, commencement of bankruptcy proceedings and increase in board seats.
Pantaya relies on critical services provided by Lionsgate, including leveraging Lionsgate’s technological platform that was developed and is maintained for their other streaming services.
The Company concluded that its variable interest in Pantaya does not meet the power criterion as a result of the design of the entity described above, combined with the Company’s lack of control over the Board.
Canal 1
Canal 1 is a broadcast television network in Colombia.  The Company, in partnership with Colombian content producers, Radio Television Interamericana S.A. (“RTI”), Compania de Medios de Informacion S.A.S. (“CM&”) and NTC Nacional de Television y Comunicaciones S.A. (“NTC” and, together with RTI and CM&, the Partners), jointly own Plural Communicaciones S.A.S. (the “JV”), which was formed to operate and hold a multi-year renewable television broadcast concession license for Canal 1 in Colombia.
The Company holds a 40% voting interest in the JV, and each Partner holds a 20% voting interest.  Under Colombian law, the Company can own a common voting interest in the JV up to a maximum of 40% of total JV voting interests.  As such, the Company is unable to hold a majority voting interest in the JV.  However, the Company evaluated the JV under a VIE model to assess whether it may be the primary beneficiary of the JV.
Subsequent to initial capital contributions, the Company elected to fund additional capital to the JV in exchange for non-voting preferred shares, in accordance with contractual terms.  The Company’s variable interests in the JV consist of its 40% common equity interest and the non-voting preferred shares of the JV, which create an obligation to absorb losses and the right to receive benefits from the VIE that could potentially be significant to the VIE.  Therefore, the losses / benefits criterion is met for the Company’s variable interests in the JV.

The Company assessed the power criterion by first identifying the activities that most significantly impact the economic performance of the JV and then determined whether it has the power to direct those activities.  The most significant activities of the JV consist of:
●	Appointment of key management members
●	Approval of the business plan
●	Preparation and approval of the annual budget
●	Selection of programming content
●	Advertising sales
●	Selection and approval of financing sources
●	Approval of distributions

The JV is structured such that day-to-day management is delegated to the President of Canal 1, who was appointed by the Board, and all key decisions are determined through voting by the JV’s board of directors.  The board is comprised of five (5) members, of which the Company holds two (2) board seats, RTI holds one (1) board seat, CM& holds one (1) board seat and NTC holds one (1) board seat (in each case, with one vote per board seat).  Except for certain significant items that require unanimous approval to protect noncontrolling interests, all matters approved by the board of directors require a majority vote.
The preferred shares held by the Company provide it with an economic interest that is disproportionate to its voting interest.  The Company considered the guidance in ASC 810-10-25-38G, which indicates that such a factor is not intended to be determinative in identifying a primary beneficiary, but the level of a reporting entity’s economic interest may be indicative of the amount of power that reporting entity holds.  However, in this case, the preferred shares are non-voting, are not convertible into voting rights and do not otherwise affect board composition, common share voting rights or control over the JV’s activities.
In addition to the foregoing, the Company considered the voting interest restrictions under Colombian law discussed above, as well as additional Colombian law that requires a certain percentage of Canal 1’s programming hours to be produced in Colombia, with Colombian talent. To satisfy such local programming requirements, the Partners produce daily news programs for Canal 1, and provide facilities, equipment and personnel utilized by Canal 1 in the production of local entertainment and reality programs The JV is headquartered in Bogota, Colombia, in a facility owned by one of the Partners.
The Company concluded that its variable interest in the JV does not meet the power criterion as a result of the design of the entity described above, combined with the Company’s lack of control over the Board and Colombian law restricts the Company obtaining direct control over the JV.  The Company does not have any other involvement with the JV that, together with its common and non-voting preferred equity, provide it with the ability to control the activities most significant to the JV.

Snap JV
Snap JV was formed in November 2018 to co-produce original movies and series (each a “Project”). Snap Global, LLC (“Snap Media”) and MarVista Entertainment, LLC (“MVE”) each hold a 50% membership interest in Snap JV.  The Company holds a 75% interest in Snap Media, a consolidated subsidiary of the Company, with noncontrolling interests held by a member of the Company’s management (18.75%) and MVE (6.25%).
The Company’s variable interest in Snap JV consists of the equity interest in Snap JV held by Snap Media, which creates an obligation to absorb losses and the right to receive benefits from the VIE that could potentially be significant to the VIE.  Therefore, the losses / benefits criterion is met for the Company’s variable interests in Snap JV.
The Company assessed the power criterion by first identifying the activities that most significantly impact the economic performance of Snap JV and then determined whether it has the power to direct those activities.  The most significant activities of Snap JV consist of:
●	Greenlighting projects (discussed below)
●	Preparation and approval of the annual budget
●	Preparation and approval of the budgets for Greenlight projects
●	Selection and approval of financing sources

The JV is structured to be managed by or under the supervision of a board of managers (the “Board”).  The Board has four (4) members, two (2) of which are designated by the Company (through its control of Snap Media) and two (2) of which are designated by MVE (each with one vote).  All matters approved by the board of directors require a majority vote.
The Board must approve annual budgets and funding requirements.  The Board must approve all creative decisions and Projects in development may only be greenlit for production by Board approval (each a “Greenlit Project”).
Day-to-day management is delegated to a CEO, who is a member of the Company’s management team.  However, Snap JV is designed such that the scope of control of this CEO is limited to day-to-day operational management, as directed by the Board.  For example, the CEO has no control over creative decisions, including which projects are greenlit, approval of budgets or structuring financing.  All key decisions of Snap JV are to be voted on and controlled by the Board, as described above.

Since the Board is comprised of four (4) members, with two (2) designated by each of the Company and MVE, the Company heavily weighted terms applicable when the parties cannot reach a majority vote (the “Tie Break Rights”) when assessing whether it is the Snap JV primary beneficiary:
●	MVE’s designated Board members’ decisions shall control as to creative matters (except with regard to certain matters, which always require a majority vote), and
●	Snap Media’s (the Company’s) designated Board members’ decisions shall control as to non-creative operational matters regarding day-to-day operations of Snap JV (subject to budgetary limitations).
Given the design of the Snap JV, the Company concluded that its variable interest in Snap JV does not meet the power criterion, largely because MVE ultimately has the power to control creative decisions, which is the most significant activity of the joint venture.  The Company’s Tie Break rights over non-creative / administrative matters is not significant and the Company does not have power over the activities that are most significant to Snap JV’s economic performance.
If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (305) 421-6319 or Alex J. Tolston, Executive Vice President, Chief Legal Officer and Corporate Secretary, at (305) 421-6334.
Very Truly Yours,

HEMISPHERE MEDIA GROUP, INC.

By:	/s/ Craig D. Fischer
Name:	Craig D. Fischer
Title:	Chief Financial Officer